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SECURITIE N

W

10027366

BP 2/26

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Oakpoint Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Franklin Avenue
(No. and Street)

Garden City	**New York**	**11530**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard Coughlin **(516) 535-5735**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demasco, Sena & Jahelka LLP
(Name – *if individual, state last, first, middle name*)

5788 Merrick Road	**Massapequa**	**New York**	**11758**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD 3/1

OATH OR AFFIRMATION

I, Gerard Coughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakpoint Advisors LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Kerri Anderson

Notary Public

KERRI ANDERSON
Notary Public, State of New York
No. 01AN5079836
Qualified in Queens County
Commission Expires 6/6/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control required by SEC Rule 17A-5

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKPOINT ADVISORS, LLC
(Formerly known as Weiss Investment Management Services, LLC)

TABLE OF CONTENTS

Demasco Sena & Jahelka LLP
Certified Public Accountants

Anthony J. Demasco, CPA
Vincent R. Sena, CPA
Bob C. Jahelka, CPA
Christopher Sena, CPA
Victor C. Belgiorno, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Oakpoint Advisors, LLC
1055 Franklin Avenue
Garden City, New York 11530

We have audited the accompanying statements of financial condition of Oakpoint Advisors, LLC (the "Company", formerly known as Weiss Investment Management Services, LLC) as of December 31, 2009 and 2008, and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakpoint Advisors, LLC as of December 31, 2009 and 2008, and the results of its operations, changes in members' equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Demasco, Sena & Jahelka LLP

Massapequa, New York
February 8, 2010

5788 Merrick Road, Massapequa, New York 11758 • Telephone (516) 541-6549 • Facsimile (516) 541-6563

OAKPOINT ADVISORS, LLC
(Formerly known as Weiss Investment Management Services, LLC)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31	
	2009	2008
Current Assets		
Cash	$ 1,239,806	$ 1,742,548
Deposits with clearing organizations	232,816	221,696
Due from other broker-dealers and clearing organizations	157,401	349,123
Prepaid expenses	119,173	102,098
Total current assets	1,749,196	2,415,465
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $702,316 in 2009 and $608,491 in 2008	204,206	275,026
Other assets		
Security deposit	32,130	32,130
Total assets	$ 1,985,532	$ 2,722,621

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
Current liabilities		
Accounts payable and accrued expenses - Notes 3 and 6	$ 437,467	$ 261,551
Members' equity	1,548,065	2,461,070
Total liablities and members' equity	$ 1,985,532	$ 2,722,621

The accompanying notes are an integral part of these financial statements.

OAKPOINT ADVISORS, LLC
(Formerly known as Weiss Investment Management Services, LLC)
STATEMENTS OF OPERATIONS

	Year Ended December 31	
	2009	2008
Revenues		
Commissions	$ 2,075,404	$ 4,028,255
Consulting	1,511,166	-
Interest and dividends	133,736	471,388
Rent income	45,000	55,000
Total revenues	3,765,306	4,554,643
Expenses		
Employee compensation, benefits and payroll taxes	3,372,643	1,493,680
Floor brokerage, clearance and related fees and expenses	526,447	891,314
Occupancy costs	246,143	234,662
Professional fees	220,626	95,350
Market data, communications and other fees	869,863	764,736
Other operating expenses	548,765	343,223
Total expenses	5,784,487	3,822,965
Income (loss) before depreciation	(2,019,181)	731,678
Provision for depreciation	93,824	122,524
Net income (loss)	$ (2,113,005)	$ 609,154

The accompanying notes are an integral part of these financial statements.

OAKPOINT ADVISORS, LLC
(Formerly known as Weiss Investment Management Services, LLC)
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Equity	Accumulated Earnings (Deficit)	Total Members' Equity
Balance, January 1, 2008	$ 1,540,682	$ 311,234	$ 1,851,916
Net income	-	609,154	609,154
Balance, December 31, 2008	1,540,682	920,388	2,461,070
Capital contributions	1,200,000	-	1,200,000
Net loss	-	(2,113,005)	(2,113,005)
Balance, December 31, 2009	$ 2,740,682	$ (1,192,617)	$ 1,548,065

The accompanying notes are an integral part of these financial statements.

OAKPOINT ADVISORS, LLC
(Formerly known as Weiss Investment Management Services, LLC)
STATEMENTS OF CASH FLOWS

	December 31	
	2009	2008
Cash flows provided by operating activities		
Net income (loss)	$ (2,113,005)	$ 609,154
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation	93,824	122,524
Increase in deposits with clearing organizations	(11,120)	(3,125)
Decrease in due from other broker-dealers and clearing organizations	191,722	294,257
Decrease (increase) in prepaid expenses	(17,075)	26,306
Increase (decrease) in accounts payable and accrued expenses	175,916	(435,956)
Net cash (used in) provided by operating activities	(1,679,738)	613,160
Cash flows used in investing activities		
Purchase of furniture and equipment	(23,004)	(3,407)
Cash flows from financing activities		
Capital contributions	1,200,000	-
Net increase (decrease) in cash	(502,742)	609,753
Cash, beginning of period	1,742,548	1,132,795
Cash, end of period	$ 1,239,806	$ 1,742,548

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Oakpoint Advisors, LLC (the "Company", formerly known as Weiss Investment Management Services, LLC), is a limited liability company formed in December 2003 under the laws of the State of New York and began operations in August 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in the business of securities trading and brokerage activities. Beginning in 2009, the Company initiated a second line of business that provides consulting and marketing services to the hedge fund industry.

The Company is wholly owned by GWA, LLC (GWA).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

A. Commissions and related expenses

The Company recognizes commission income and related expenses such as floor brokerage and clearance fees on a trade date basis.

B. Cash

The Company maintains its cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes its cash is not exposed to any significant credit risk.

C. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

D. Liabilities subordinated to claims of general creditors

The SEC requires that broker-dealers disclose a statement of changes in liabilities subordinated to claims of general creditors for each year on which a report is issued unless no subordinated liabilities exist at any time during the years reported. During the years ended December 31, 2009 and 2008, there were no subordinated liabilities. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

E. Income taxes

The Company is organized as a partnership for federal and state income tax purposes. As such, the members report their share of the Company's taxable earnings or losses on their respective federal and state income tax returns. Consequently, the accompanying financial statements of the Company do not include a provision for current or deferred income taxes.

F. Furniture, equipment and leasehold improvements

Fixed assets have been recorded at cost and are being depreciated over the estimated useful lives of the related assets as follows:

Computer software	3 years
Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

3. Employee Benefit Plan

The Company participates in the defined contribution profit sharing plan of George Weiss Associates, Inc., an affiliate. The plan, pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), covers substantially all eligible employees. An employee shall become a participant effective as of the first day of the plan year in which such employee meets certain eligibility requirements. Employees who have completed six months of service and have attained age 21 shall be eligible to participate as of the date such employee has satisfied such requirements.

Contributions are at the discretion of the Company, are not limited to years in which the Company has current or accumulated net profit, but cannot be in excess of the maximum allowed under the Code. The Company accrued profit sharing contributions of $189,710 and $22,917 at December 31, 2009 and 2008, respectively.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with FINRA approval, the Company elects not to be subject to the Aggregate Indebtedness Standard of SEC Rule 15c3-1 (a)(1)(i). Therefore, the Company will not permit their net capital to be less than the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirement for Brokers and Dealers.

4. NET CAPITAL REQUIREMENT (CONTINUED)

The Company had net capital of $ 1,118,784 and $ 1,989,316 at December 31, 2009 and 2008, respectively, which was $ $868,784 and $ $1,739,316 in excess of its required net capital of $ 250,000 , respectively.

5. RESERVE REQUIREMENT

The Company does not hold funds or securities for, nor owe money or securities to customers. Therefore, the Company is exempt from the reserve requirements as defined by the SEC under Rule 15c3-3.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with certain of its affiliates that include Weiss Multi-Strategy LLC (WMS), Weiss Special Operations, LLC (WSO), George Weiss Associates, Inc. (GWA, Inc.) and GWA whereby said affiliates pay certain expenses on the Company's behalf that are reimbursed by the Company on a monthly basis. As of December 31, 2009 and 2008, amounts due to related companies were $61,757 and $16,024, respectively.

During 2009, the Company earned $1,511,166 in consulting and marketing fees from WMS. In connection therewith, $73,282 was outstanding at December 31, 2009.

In September 2009, GWA began to provide office facilities to the Company, for which no rent was charged. If the Company was charged rent in 2009, then the net loss would have increased by approximately $40,000. In 2010, the Company will continue to lease said facilities on a month-to-month basis, the rent for which is yet to be determined.

7. FINANCIAL INSTRUMENTS

In the normal course of business, the Company's activities involve the execution of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. COMMITMENTS

The Company conducts its operations from a facility that is leased until July 2014. Rent expense totaled $ 246,143 and $ 234,662 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009, future minimum lease payments are as follows:

Year Ending December 31	
2010	$ 223,600
2011	229,845
2012	236,278
2013	242,904
2014	143,987
	$ 1,076,614

10. SUBSEQUENT EVENTS

The Company is in the process of negotiating a restructure of its ownership with GWA, LLC, the terms and conditions of which are yet to be determined.

In February 2010, FINRA granted the Company's application with regard to the addition of private placements as a line of business.

OAKPOINT ADVISORS, LLC
(Formerly known as Weiss Investment Management Services, LLC)
COMPUTATION OF NET CAPITAL

Supplemental Schedule 1

	December 31	
	2009	2008
Total members' equity from statements of financial condition (all allowable for net capital)	$ 1,548,065	$ 2,461,070
Deductions:		
Prepaid expenses	119,173	102,098
Security deposit	32,130	32,130
Net fixed assets	204,206	275,026
Excess broker's bond deductible	20,000	20,000
Other	35,931	8,063
	411,440	437,317
Net capital before haricuts on security positions	1,136,625	2,023,753
Haircuts	17,841	34,437
Net capital, as defined	1,118,784	1,989,316
Minimum net capital requirement	250,000	250,000
Excess net capital	$ 868,784	$ 1,739,316
Aggregate indebtedness	$ 437,467	$ 261,551
Ratio: aggregate indebtedness to net capital	.3910 to 1	.1315 to 1

The above computation of net capital was compared to the computation of net capital reported by the Company on the unaudited Focus Reports as of December 31, 2009 and December 31, 2008. There were no material differences in the computation of net capital of Oakpoint Advisors, LLC.

See independent auditor's report.

OAKPOINT ADVISORS, LLC
(Formerly known as Weiss Investment Management Services, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2009

OAKPOINT ADVISORS, LLC
(Formerly known as Weiss Investment
Management Services LLC)

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

December 31, 2009

Demasco Sena & Jahelka LLP
Certified Public Accountants

ANTHONY J. DEMASCO, CPA
VINCENT R. SENA, CPA
BOB C. JAHELKA, CPA
CHRISTOPHER SENA, CPA
VICTOR C. BELGIORNO, CPA

Board of Directors
Oakpoint Advisors, LLC
1055 Franklin Avenue
Garden City, New York 11530

In planning and performing our audit of the financial statements of Oakpoint Advisors, LLC (the "Company", formerly known as Weiss Investment Management Services LLC) for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5788 MERRICK ROAD, MASSAPEQUA, NEW YORK 11758 • TELEPHONE (516) 541-6549 • FACSIMILE (516) 541-6563

Demasco Sena & Jahelka LLP
Certified Public Accountants

Because of inherent limitations in any internal control structure and the practices and procedures referred to above, misstatement due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the Company's internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Demasco, Sena & Jahelka LLP

Massapequa, New York
February 8, 2010